

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2013

<u>Via E-mail</u>
Jonathan Azoulay
Chief Executive Officer
Ixir Productions, Inc.
4 Rue Santeuil
Nantes 44000, France

> **Re: Ixir Productions, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 13, 2013**
> **File No. 333-191172**

Dear Mr. Azoulay:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note references to third party information throughout the prospectus, including, but not limited to, references to information from the 2012 Digital Music report from IFPI. Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support. Additionally, please tell us whether any referenced report was commissioned by you for use in connection with this registration statement and, if so, please file the consent as an exhibit.

Prospectus Cover Page, page 2

2. It appears that the offering by the company will be self-underwritten. If so, please disclose this on the prospectus cover page and in the Plan of Distribution section of the prospectus. Disclose how the company will distribute the shares. If Mr. Azoulay will be offering the shares on behalf of the company, disclose this fact and revise the Plan of Distribution section to disclose whether he will be relying on Rule 3a4-1 and how he meets the conditions of the rule.

Prospectus Summary, page 4

3. You state on page 4 that you are not a blank check company. Please revise this disclosure to state that this is your belief.

4. Please revise the first paragraph under "Our Company" to clarify that it is your intent to provide the services described, but that you do not have the funding or operational ability to do so at this time.

Risk Factors, page 5

We are at a very early operational stage and our success is subject to the substantial…, page 5

5. Please revise this generic risk factor so that it is specific to your intended business, industry and market.

Failure to effectively manage our growth could place strains…, page 6

6. This risk factor does not appear to apply to the company or its proposed business. Please advise, revise or delete the disclosure.

Material weaknesses in our Internal Controls may result in unreliability of our…, page 6

7. Please expand your disclosure here and where appropriate to discuss the risks and potential impact on your business and financial statements due to the absence of an audit committee and employees familiar with U.S. GAAP. Discuss the knowledge of U.S. GAAP of your sole officer and director.

We may not be able to execute our business plan or stay in business without additional…, page 6

8. To provide context, please disclose the amount of funding you need to execute your business plan (explaining what that means) and stay in business.

Foreign Officer and Director could result in difficulty enforcing rights, page 8

9. Please revise this risk factor to expand your discussion of legal rights under United States securities laws that may be limited due to the location of your officers and directors in France. For example, discuss whether investors have the ability to effect service of process and enforce judgments obtained in U.S. courts against any officers or directors who are located in France.

Description of Business and Property, page 15

10. In the first paragraph of this section, please correct the disclosure to state the number of shares sold to Mr. Azoulay.

11. Please revise the description of your business plan to clearly distinguish between services that you currently provide and those that are aspirational.

12. Please revise the description of your business plan to address the time frame for implementation, the steps involved, estimated costs and any material obstacles involved before you can implement your business plan.

13. You state that you have partnered with Dance All Day Musicvertriebs GmbH c/o Feiyr.com. Please disclose whether you have entered into a written agreement with this entity. File any agreements and discuss the material terms of the agreement as appropriate.

14. Make clear that you do not have a functioning website.

The Market Opportunity, page 16

15. Please explain why your market disclosure in this section and industry trends disclosure on page 19 focus on the United States when your sole officer and director is located in France.

Market and Promote Our Current Talent, page 17

16. You disclose that you have released 12 songs that are available for sale through the major music portals. Please identify the artist(s) and songs and the major music portals. Discuss in greater detail how you recruited and recorded the artists, produced these songs and if you have generated any revenues from them. We note that you were incorporated in March of this year and have limited operations. We also note your disclosure on page 20 that you had two customers.

Employees, page 17

17. Please state clearly that you have a single employee, Mr. Azoulay, and that he is not a full-time employee, offering only an anticipated 20 hours per month to the company.

Management's Discussion and Analysis…, page 17

18. In the introductory paragraph to this section, please remove your references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The safe harbors do not apply to statements made in initial public offerings or by issuers of penny stock.

19. You state in the fourth paragraph on page 18 that if you are able to sell 75% of the shares being offered, you can maintain your reporting requirements with the SEC and "execute our business plan." Please specifically discuss what you mean by "execute our business plan."

Results of Operations, page 20

20. You state that form March 19, 2013 to June 30, 2013 you had sales of $2,044. Please revise your disclosure to clarify whether these sales were the result of fixed-fee payments from artists, song sales from online portals, or a combination.

21. Please explain what you mean by your statement on pages 20 and 22 that your cost of sales was $1,455 "all of which were incurred with our sole officer." Disclose what comprises your cost of sales.

22. Revise your disclosure to discuss what constitutes "organization fees."

Security Ownership of Certain Beneficial Owners and Management, page 22

23. Please add a column to the table showing Mr. Azoulay's beneficial ownership assuming all the shares being offered are sold.

Plan of Distribution, page 25

24. Please revise the plan of distribution to reflect, if true, that the offering is a self-underwritten offering of 500,000 shares of common stock and at a fixed price of $0.10 per share for the duration of the offering.

25. Please clarify that the company will not accept subscriptions or payment for the shares until after the registration statement is effective.

26. Please file the subscription agreement as an exhibit.

Additional Information, page 28

27. Your disclosure in the first sentence indicates that you will only have a reporting obligation upon the filing of a Form 8-A registration statement. Please revise your disclosure to state that, upon the effectiveness of the Form S-1 registration statement, you will have a reporting obligation under Section 15(d) of the Securities Exchange Act of 1934. Disclose that, under Section 15(d) of the Exchange Act, you are not required to file periodic reports if you have less than 300 holders of record for the fiscal year after the year of effectiveness. Disclose whether you intend to register your common stock under Section 12(g) of the Exchange Act by filing a Form 8-A. If not, disclose that since your shares will not be registered under Section 12(g), you will not be subject to the SEC's proxy, tender offer, and short swing insider trading rules for Section 12 registrants.

Balance Sheet, page F-2

28. Please tell us what the deferred equity issuance costs line item represents. It appears that you have issued all the shares of stock related to these costs. Your policy on page F-6 states that direct offering costs are capitalized and recorded in paid in capital when the proceeds are received. Tell us if you have received all the proceeds from your issuances.

Exhibits, page 30

29. Please file all exhibits as required under Item 601 of Regulation S-K. We note that your exhibit index indicates that six exhibits were filed with this registration statement; however, it appears only three exhibits were filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney Advisor, at 202-551-6971 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Harold Gewerter, Esq.